Exhibit 21.1
Tallgrass Energy Partners, LP
Subsidiaries

Company	Jurisdiction of Organization
Tallgrass MLP Operations, LLC	Delaware
Tallgrass Energy Finance Corp.	Delaware
Tallgrass Interstate Gas Transmission, LLC	Colorado
Tallgrass Midstream, LLC	Delaware
Tallgrass Energy Investments, LLC	Delaware
Trailblazer Pipeline Company LLC	Delaware
Tallgrass PXP Holdings, LLC	Delaware
Tallgrass Pony Express Pipeline, LLC	Delaware
Tallgrass Colorado Pipeline, Inc.	Colorado
BNN Water Solutions, LLC	Delaware
BNN Redtail, LLC	Delaware
Alpha Reclaim Technology, LLC	Texas
BNN Western, LLC	Delaware
BNN South Texas, LLC	Delaware
BNN West Texas, LLC	Delaware
BNN Recycle, LLC	Delaware